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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          NOTICE OF EXEMPT SOLICITATION
                     SUBMITTED PURSUANT TO RULE 14a-6(g)(1)



1.   Name of registrant: Oplink Communications, Inc.

2.   Name of person relying on exemption: Zhimin Liu

3. Address of person relying on exemption: 4025 Ribbon Drive, San Jose, California 95130

4.   Written Materials: The following written materials are attached:

     Exhibit 1: Letter from Zhimin Liu sent to certain stockholders of Oplink
                Communications, Inc. commencing on July 23, 2002.

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Exhibit 1

July 23, 2002


Dear Oplink Shareholder:


My name is Zhimin Liu. I was the founder and CEO of Telelight Communication Inc., which was acquired by Oplink Communications, Inc. in April 2000. From April 2000 to October 2001, I was the Senior Fellow with Oplink with advisory responsibility for all research projects there. My family and I still own about 3,000,000 shares of Oplink stock.

I have studied the publicly available knowledge regarding the recent merger proposal with Avanex and I have come to the conclusion that I will VOTE AGAINST THE MERGER. I would like to share some of my findings with you in the attached list of key points.

I have communicated my opposition to the merger to the Oplink board of directors and I encourage you to contact the board members (at the email addresses listed on the attachments) with your opinion regarding the merger, indicating the number of shares you own. Please send me a copy.

Additionally, I have prepared a website (www.newoplink.com) with more details about the merger and the reasons I will be voting it. I would like to list shareholders who have also decided to vote against the proposed merger. With your permission, I would like to include your name and the number of shares you own in the list.

Thank you.


Sincerely Yours,



Zhimin Liu
T: (408) 241-7874
zhiminliu@yahoo.com
http://www.newoplink.com

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                                  AVANEX/OPLINK

                               LIST OF KEY POINTS

        On March 18, 2002, the Oplink board of directors signed a merger agreement with Avanex, subject to later shareholder approval. However, since then:

    - ON MAY 20, 2002, DR. SIMON CAO, RESIGNED AS AN OFFICER, DIRECTOR AND EMPLOYEE OF AVANEX, EFFECTIVE JUNE 30, 2002. Dr. Cao was the key technical founder of Avanex, and is the inventor or co-inventor of many of Avanex's key patented technology. Prior to co-founding Avanex, Dr. Cao had worked in the optical networking field at Oplink and at E-Tek Dynamics, Inc. According to Avanex's press release, Dr. Cao resigned to pursue personal interests.

       Dr. Cao's departure raises significant concerns in my mind about Avanex's ability to maintain its technical leadership in the fast-changing, competitive optical network device industry. George Gilder's Technology Report of May 23, 2002 viewed Dr. Cao's resignation as a "potentially life-threatening blow" to Avanex.* CIBC World Markets' June 30, 2002 report found Dr. Cao's departure "troublesome."*

       I believe that Dr. Cao's departure is a LOSS OF CRITICAL TALENT.

    - ON MAY 31, 2002, HON HAI PRECISION INDUSTRY CO., INC., A LEADING ASIAN ELECTRONICS MANUFACTURER, SUED AVANEX FOR MORE THAN $40 MILLION. In its complaint, Hon Hai makes detailed allegations of an oral agreement by Avanex to pay Hon Hai or a related company $30 million in order to secure a release of Avanex's exclusive manufacturing commitment to another supplier. According the complaint, the plaintiffs invested $40 million to acquire that supplier's facility and its release of the exclusive manufacturing commitment. The complaint recites detailed negotiations between the plaintiffs and Avanex over a 15-month period concerning the means of making the $30 million payment.

       I believe that, absent a clear and convincing explanation from Avanex, the Hon Hai lawsuit is a significant risk that may seriously harm Avanex.

When the Oplink board of directors approved the merger with Avanex, Avanex was a company supported by Dr. Cao's active involvement and not burdened with the risk of a major lawsuit. In my opinion, merging with the remaining Avanex, without Dr. Cao's active involvement and subject to this significant risk, is not in the best interest of Oplink shareholders.

For example, although Oplink shareholders would own only 50% of the combined company, Oplink is expected to contribute 77% the combined company's expected gross profit in calendar year 2002, and to contribute 63% of the combined company's estimated tangible book value for calendar year 2002. (See page 64 of the proxy statement.) Oplink would contribute 60% of the cash, cash equivalents and short-term investments of the combined company and 67% of its working capital, based on March 31, 2002 balance sheet information. (See the unaudited pro forma condensed combined balance sheets at March 31, 2002 on page 108 of the proxy statement.) Furthermore, Avanex's operating expenses are noticeably higher than Oplink's despite comparable revenue. For example, in the quarter ending March 31, 2002, Avanex had revenues of $10,185,000 and Oplink had revenues of $9,598,000. However, Avanex's operating expenses were 165% of revenue ignoring a restructuring charge (333% including the

--------
* Authorization to summarize or quote these reports has not been requested from nor granted by the author.

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restructuring charge), while Oplink's operating expenses were 107% of revenue.
(See the Avanex and Oplink Quarterly Reports on Form 10-Q for the quarter ended March 31, 2001).

I therefore believe that the financial aspects of the merger are NOT SUFFICIENT TO OVERCOME THE LOSS OF DR. CAO AND THE RISK OF THE HON HAI LAWSUIT.

The directors of Oplink have recommended that Oplink shareholders proceed with approving the merger, although the proxy statement does not indicate that they specifically considered Dr. Cao's resignation or the Hon Hai lawsuit. (See pages 67-68 of the proxy statement.) However, I believe it is important for shareholders to make up their own minds independently, because the merger agreement restricts what Oplink's directors can say to Oplink's own shareholders about the merger.

The Merger Agreement requires the Board to keep recommending the Avanex merger unless a third party makes a higher offer for Oplink, and prohibits the Board from changing its recommendation due to adverse developments at Avanex. (See
Section 5.2(b) on page A-39 of the proxy statement.) If the board were to change its recommendation due to adverse developments at Avanex, Avanex would have an immediate right to terminate the merger and to require Oplink to pay $12 million within 2 days, and, in addition, sue Oplink for additional damages. (See Sections 7.1(f), 7.1(definition of "Triggering Event") and 7.3(b) on pages A-50 to A-53 of the proxy statement.) It is unfortunate that the Board accepted these restrictions on its own communications with Oplink's shareholders, because they put the burden of deciding how to vote in light of Dr. Cao's departure and the Hon Hai lawsuit directly on the shareholders.

That is what I have sought to do. I hope other shareholders will do the same, using their independent judgment.

Please let the Oplink board know how you feel about the merge. Please send me a copy of your letter. My e-mail address is zhiminliu@yahoo.com. The addresses of the Oplink Chairman and Oplink CEO are as follows:


Joe Liu, Chairman of the Board        Frederick Fromm, Chief Executive Officer
joeliu@bcdsemi.com                    fredf@oplink.com
c/o Oplink Communications             c/o Oplink Communications
3469 North First Street               3469 North First Street
San Jose, CA 95134                    San Jose, CA 95134
fax:  (408) 433-0606                  fax:  (408) 433-0606


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